

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 29, 2016

Via E-mail
Dolev Rafaeli
Chief Executive Officer
PhotoMedex, Inc.
2300 Computer Drive, Building G
Willow Grove, Pennsylvania 19090

> **Re:** **PhotoMedex, Inc.**
> **Amendment No. 1 to Preliminary Proxy on Schedule 14A**
> **Filed November 17, 2016**
> **File No. 000-11635**

Dear Mr. Rafaeli:

We have limited our review of your revised preliminary proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our November 14, 2016 letter.

Questions Pertaining Specifically to the Asset Sale Proposal, page 7

1.   We note your response to prior comment 2. Please highlight here and on the cover page the amounts (1) your affiliates will receive from the consideration to be paid; and (2) they are entitled to receive on an aggregate basis as a result of the potential payments you describe here and on pages 55-56. When you revise to highlight these amounts, ensure you also highlight briefly to your shareholders your current financial condition and that, as indicated on page 42, instead of using the consideration to be received in the Asset Sale for operational purposes, such as with the LHE business or to address the liquidity needs you note, you intend to make substantial payments to your affiliates with such consideration and may, in the future, be required to make additional payments, such as the ongoing payments through December 31, 2018 referenced on page 42.

What is the purchase price to be received by the Company?, page 7

2.   We note your response to prior comment 3. Please state clearly on the cover page that shareholders will not know at the time of the vote the amount of consideration that you will receive from the asset sale.

Interests of Certain Persons in the Asset Sale, page 55

3.   Please expand your response to prior comment 12 to clarify how you determined you are not required to include the disclosure required by Item 402(t) of Regulation S-K and the resolution required by Exchange Act Rule 14a-21(c). We note, for example, the table to which you refer does not appear to include the disclosures required by Item 402(t) of Regulation S-K. We also note the prior shareholder vote to which you refer; however, the proxy statement related to that vote did not appear to include the disclosures required by Item 402(t) of Regulation S-K. Therefore, it also appears you are not exempt from including in this proxy statement the resolution required by Exchange Act Rule 14a-21(c). See Section II.D.4.c.ii of Release No. 33-9178, including note 278 and the related text. Please revise your filing to include the disclosures required by Item 402(t) of Regulation S-K and the resolution required by Exchange Act Rule 14a-21(c) or advise.

Use of Proceeds, page 42

4.   We note your response to prior comment 4. Please disclose clearly, as requested: (1) the amount of proceeds from the Asset Sale you intend to devote to each purpose listed here; and (2) the amount of expense or liability that will remain following receipt of consideration from the Asset Sale. If, as indicated by your revisions, you intend to use other assets to satisfy expenses and liabilities, please briefly describe the amount and source of the assets you intend to use and the amounts of the obligations that will remain unsatisfied.

Nature of Our Business Following the Asset Sale, page 42

5.   Please expand your revisions added in response to prior comment 5 to clarify how the market for skin rejuvenation capital equipment has grown substantially, as measured by the sales of your competition. Also clarify how you determined LHE products represent an opportunity for you, given this competition and that you did not focus on capital equipment. For example, in light of your focus on smaller devices, it would appear you currently have little or no market share of the capital equipment market. Also, given your liquidity issues and the purposes to which you intend to devote the proceeds of the Asset Sale, provide additional details about how you will be able to pursue this "opportunity." Please revise to clarify.

Reasons for the Asset Sale, page 54

6.   It appears that in response to prior comment 11 you merely reproduced in this section the factors that were already included on pages 7 and 41. Please expand to explain how these factors relate to the conclusion that the Asset Sale is desirable and in the best interests of the Company. For example, explain how the board concluded that the "price to be paid," was adequate, including any analysis it conducted in reaching that conclusion and in light of the amount to be received in the Asset Sale relative to the amount offered by DS Healthcare. Likewise, clarify the references to the advice and assistance of the Company's financial advisors. It is unclear from your current disclosure what advice and assistance was provided. For example, is the reference to "advice" intended to refer to an opinion regarding the fairness of the consideration to be received? If so, please refer to Item 14(b)(6) to Schedule 14A and revise accordingly. Finally, it appears from the factors you list that the board does not believe any negative factors exist with respect to the Asset Sale. If so, please revise to state so directly; if not, identify the negative factors considered and explain how they were considered by the board.

7.   It appears from your revisions that each member of your board of directors, including officers who serve on your board, will receive payments funded by the proceeds of the Asset Sale. Please revise to discuss specifically whether and, if so, how these payments were considered by the board in determining the Asset Sale is in the "best interests of the Company."

Selected Financial Data, page 63

8.   Please revise the filing to present all the periods in the selected financial data on a basis consistent with the annual financial statements by reflecting the 2015 discontinued operations in all periods.

Summary Unaudited Pro Forma Condensed Financial Data

Balance Sheet Data, page 68

9.   Please revise the header to reflect the actual period presented as December 31, 2015.

10.   We note footnotes 2 through 7 presented below the pro forma balance sheets. However, we do not see where the corresponding footnotes are included in the pro forma balance sheet table. Please revise or advise.

11.   Please revise your pro forma balance sheet adjustments so that they are presented on a gross basis. For example, it appears that you are combining the disposition of the assets and liabilities of the consumer division with the cash received and the impairment expenses.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Barry I. Grossman, Esq.
         Ellenoff Grossman & Schole LLP